March 13, 2013

VIA EDGAR

Securities and Exchange Commission Headquarters

100 F Street N.E.

Washington, D.C. 20549

Attention: Larry Spirgel

RE:	Sonic Foundry, Inc.

Form 10-K for Fiscal Year Ended September 30, 2012

Filed December 12, 2012

File No. 000-30407

Ladies and Gentlemen:

This letter responds to Mr. Larry Spirgel’s letter of February 27, 2013 setting forth the comments of the staff of the Securities and Exchange Commission (the “Staff”) regarding the Form 10-K identified above. For your convenience, we have incorporated your letter into our response.

Form 10-K for Fiscal Year Ended September 30, 2012

Notes to the Financial Statements

Note 1. Basis of Presentation and Significant Accounting Policies

1.	We refer to your investment in Mediasite KK. Please tell us about the material facts of this investment, including but not limited to: 1) when the initial investment was recorded; 2) the amount of the initial and any subsequent investments; and 3) how you accounted for the investment since its inception.

The Company acquired the assets of Mediasite Inc. on October 15, 2001. Mediasite Inc. held a 33.3% ownership interest in Mediasite KK, a Japanese company that served as a reseller of Mediasite Inc.’s products in Japan. In Fiscal Year 2005, Mediasite KK issued more shares which diluted our ownership to 23.5%. As a result of the valuation process related to the business combination, the Company allocated zero value to Mediasite KK initially and has not made any subsequent investments to date.

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The Company has been monitoring Mediasite KK’s financial results every year and has been accounting for the investment under the equity method of accounting. Mediasite KK has been in a Retained Deficit position since the acquisition date in 2001 and continuing through Fiscal Year 2010. As of June 30, 2011, the Company’s cumulative share of Equity in Earnings from its investment in Mediasite KK was $88,000. As a result of Mediasite KK’s Retained Deficit position over several years, insignificant sustained profitability and consideration of Staff Accounting Bulletins 99 (“SAB 99”) factors, the Company elected not to record the results of their ownership in Mediasite KK until the June 30, 2012 quarter. Likewise the Company determined based on materiality that no disclosure was necessary other than the amount billed to and owed from Mediasite KK, in addition to the nature and amount of the ownership interest in Mediasite KK. During the SAB 99 evaluation process, the Company considered quantitative effects on its reported billings, total revenue, total assets and cash flow. Analysts and shareholders put more of an emphasis on billings and revenue growth than other quantitative factors. The unrecorded amount is not significant or has no impact on these quantitative factors for its Fiscal Year 2011 or the first two quarters of Fiscal Year 2012. The Company also analyzed the following qualitative factors:

•	Outcome of compliance with bank covenants

•	Change from net loss to net income for the fiscal year or vice versa

•	Investors metrics for valuing the company which are revenue based

•	Liquidity

•	Stock price volatility

•	Analysts expectations

•	Changes to management’s compensation

In consideration of the aforementioned qualitative factors, the Company concluded that the unrecorded amount did not have a material impact on its Fiscal Year 2011 or the first two quarters of Fiscal Year 2012.

The Company began recording its share of equity in earnings in the quarter ended June 30, 2012 based on Mediasite KK’s March 31, 2012 results. The Company’s policy is to record the appropriate share of earnings or loss of Mediasite KK using a one quarter timing lag, which is allowed under FASB Accounting Standards Codification Topic 323. As of September 30, 2012, the Company recorded its share of Equity in Earnings from its investment in Mediasite KK using their June 30, 2012 results.

2.	Additionally, it appears that this investment may meet the definition of a significant equity investee. Please revise to disclose summarized financial data in accordance with Item 8-03(b)(3) of Reg. S-X in future filings or tell us why you do not believe you are required to do so. Provide us with your proposed disclosures in response to this comment.

The Company reviewed the reference cited above and determined the earnings recorded that related to Mediasite KK for the fiscal year ended September 30, 2012 exceeded twenty percent of the Company’s income from continuing operations. The Company did not include this disclosure in prior years due to MSKK’s immaterial profitability and their overall Retained Deficit position.

The Company believes the disclosure below would have satisfied the requirement in Item 8-03(b)(3) for the 10-K filing for the year ended September 30, 2012 and proposes that similar disclosures be included in future 10-Q and 10-K filings.

The Company’s investment in Mediasite KK is accounted for under the equity method of accounting using a one quarter timing lag. The Company recorded equity in earnings of $420,000 and $0 from our 23.5% investment in Mediasite KK for the years ended September 30, 2012 and 2011. The results of operations for Mediasite KK for their twelve months ended June 30, 2012 are listed in the table below. Comparable prior twelve month period results of operations for Mediasite KK are not presented as they were insignificant to the Company’s financial statements.

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Twelve Months Ended
6/30/2012
Revenue	$8,937,000
Gross margin	6,255,000
Income from Operations	2,321,000
Net Income	1,412,000

In connection with responding to your comments, we hereby acknowledge the following:

•	The company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	The company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions regarding the foregoing, please direct them to the undersigned at the address and phone number set forth above.

Sincerely,

/s/ Kenneth A. Minor

Kenneth A. Minor

Chief Financial Officer

cc:	James R. Stern, Esq.